UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated August 16, 2005:   Crew Receives Private Placement Subscriptions

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  16 August 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew Receives Private Placement Subscriptions

LONDON, United Kingdom, DATE: August 16, 2005 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation ("Crew") is pleased to announce that it has received private placement subscriptions for 19.45 million common shares at NOK 10.50 per share (approximately CDN$ 1.96) for aggregate gross proceeds of NOK 204 million (approximately CDN$ 38.0 million).

The private placement, that received significant interest, was directed towards a limited group of both institutional and private investors and the closing of the private placement is expected to occur between August 31 and September 5, 2005 and is subject to receipt of all applicable regulatory approvals.

The proceeds from the private placement will be used for the funding of Crew's expansion and to increase the Company's financial flexibility. Crew's advisors and placement agents for the private placement are Pareto Securities/Pareto Private Equity.

Jan A Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com